AP 6/20



SEC [...] MISSION

12061689

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section

MAY 29 2012

Washington DC 405

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 52717 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 3/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Affiliated Funding Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1058 Delaware Street

(No. and Street)

| Denver | CO | 80204 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wally Conley (720)-961-4071

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

| 5251 S. Quebec Street, Suite 200 | Greenwood Village | CO | 80111 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jeff Hutcheson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Affiliated Funding Corp., as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLY M CAPONIGRO
Notary Public
State of Colorado
My Commission expires December 01, 201

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**AFFILIATED FUNDING CORP.**

## TABLE OF CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Affiliated Funding Corp.

We have audited the accompanying statement of financial condition of Affiliated Funding Corp. as of March 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Affiliated Funding Corp. as of March 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
May 9, 2012

**AFFILIATED FUNDING CORP.**

**STATEMENT OF FINANCIAL CONDITION**
**MARCH 31, 2012**

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 54,275 |
| Other assets | | 1,626 |
| ***Total assets*** | **$** | **55,901** |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Accounts payable | $ | 6,250 |
| **COMMITMENTS AND CONTINGENCIES** (Notes 4 and 5) | | |
| **SHAREHOLDERS' EQUITY** (Note 3) | | |
| Common stock, $.0001 par value; 30,000,000 shares authorized; 2,222 shares issued and outstanding | | - |
| Paid-in capital | | 29,800 |
| Retained earnings | | 19,851 |
| ***Total shareholders' equity*** | | 49,651 |
| ***Total liabilities and shareholders' equity*** | **$** | **55,901** |

The accompanying notes are an integral part of this statement.

## *NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES*

### *Organization of Business*

Affiliated Funding Corp. (the "Company"), a Florida corporation organized in March 1998, is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. The Company's name was changed to Affiliated Funding Corp. in July 2008.

### *15c3-3 Exemption*

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

### *Income Taxes*

The Company accounts for income taxes in accordance with Accounting Standards Classification Topic 740-10, *Accounting for Income Taxes.* Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2008. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended March 31, 2012.

## *NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (concluded)*

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Revenue Recognition***

The Company records proprietary transactions, commission revenue and related expenses on a trade date basis.

***Cash and Cash Equivalents***

The Company considers all highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

## *NOTE 2 - INCOME TAXES*

During the year ended March 31, 2012, the Company utilized a portion of its net operating loss to offset taxes currently due. The Company has a remaining net operating loss carryforward of approximately $3,000 for income tax and financial reporting purposes, expiring at various dates through March 31, 2029. Due to the uncertainty of the realization of the deferred tax assets, a valuation allowance in the same amount has been recorded.

Significant components of the Company's deferred tax liabilities and assets as of March 31, 2012 are as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Net operating loss carryforward | $ 1,000 |
| Valuation allowance for net deferred tax assets | (1,000) |
| | $ - |

The valuation allowance decreased by approximately $11,200 for the year ended March 31, 2012.

## NOTES TO STATEMENT OF FINANCIAL CONDITION
(concluded)

### *NOTE 3 - NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2012, the Company had net capital and net capital requirements of $48,025 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.13 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

### *NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES*

The Company's financial instruments, including cash, other assets and accounts payable are carried at amounts that approximate fair value, due to the short term nature of those instruments.

The Company is engaged in various corporate financing activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company earns 100% of its revenue from referral fees and commissions generated by the two shareholders. Currently, the only commission revenue is generated from raising capital for CAPEX Acquisition Series, who is a related party to the Company.

### *NOTE 5 - COMMITMENTS AND RELATED PARTY TRANSACTIONS*

The Company has agreements with a related entity whereby it reimburses the related entity for use of office space and personnel. For the year ended March 31, 2012, the Company paid this related entity $3,600 in rent and $8,400 in payroll reimbursements under these agreements.

### *NOTE 6 - SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

**AFFILIATED FUNDING CORP.**

**STATEMENT OF FINANCIAL CONDITION**

**MARCH 31, 2012**

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**